SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

BlackRock Debt Strategies Fund, Inc.
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

09255R202
(CUSIP Number)

February 23, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Persons (as defined below), initially filing on Schedule 13G, but switching to a Schedule 13D after Amendment No. 3, are now resuming filing on Schedule 13G, as further described herein.

CUSIP No. 09255R202	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,796,375
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,796,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,796,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.98%[1]
12	TYPE OF REPORTING PERSON PN; IA

_________________________________________

[1] The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 60,046,241 Common Shares outstanding as of August 31, 2017 as reported in the Company's Certified Shareholder Report on Form N-CSR filed on November 3, 2017.

CUSIP No. 09255R202	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,796,375
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,796,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,796,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.98%[2]
12	TYPE OF REPORTING PERSON IN

_________________________________________

[2] The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 60,046,241 Common Shares outstanding as of August 31, 2017 as reported in the Company's Certified Shareholder Report on Form N-CSR filed on November 3, 2017.

CUSIP No. 09255R202	13G/A	Page 4 of 8 Pages

On February 23, 2018, the Reporting Persons (as defined below) withdrew the Proposal pursuant to Rule 14a-8 under the Act.

Item 1(a).	NAME OF ISSUER

The name of the issuer is BlackRock Debt Strategies Fund, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Issuer's principal executive offices are located at 100 Bellevue Parkway, Wilmington, DE 19809

Item 2(a).	NAME OF PERSON FILING

This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons') with respect to the ownership of the Common Shares (as defined in item 2(d)) by Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II"), Saba Cpital Leveraged Master Fund Ltd. ("SCLMF") and Saba Capital Series LLC Series 1 ("SCS").[3]

The Reporting Persons have entered into a Joint Filing Agreement, dated February 26, 2018, a copy of which is filed with this Schedule 13G/A as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

Item 2(c).	CITIZENSHIP

Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

_________________________________________

[3] Saba Capital is the investment manager of SCMF, SCMF II, SCLMF and SCS and by virtue of such status may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II, SCLMF and SCS. Saba Capital Management GP, LLC ("Management") is the general partner of Saba Capital and as a result may be deemed to be the beneficial owner of the securities held SCMF, SCMF II, SCLMF and SCS. Boaz R. Weinstein is a member of Management and has voting and investment power with respect to the securities held by SCMF, SCMF II, SCLMF and SCS and may be deemed to be a beneficial owner of the securities held by SCMF, SCMF II, SCLMF and SCS.

CUSIP No. 09255R202	13G/A	Page 5 of 8 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.10 per share (the "Common Shares").

Item 2(e).	CUSIP NUMBER

09255R202

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

CUSIP No. 09255R202	13G/A	Page 6 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09255R202	13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 26, 2018

SABA CAPITAL Management, L.P.

By:	/s/ Michael D’Angelo

Name: Michael D’Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo

Title: Attorney-in-fact

CUSIP No. 09255R202	13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 26, 2018

SABA CAPITAL Management, L.P.

By:	/s/ Michael D’Angelo

Name: Michael D’Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo

Title: Attorney-in-fact